SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Effective August 31, 2015 with respect to Loomis
Sayles Multi-Asset Income Fund

The Fund intends to pursue its investment goal by utilizing a flexible investment approach that allocates investments across a broad range of income-producing securities, while employing risk management strategies to mitigate downside risk.
The Fund may invest in equity securities (including common stocks, preferred stocks, depositary receipts, warrants, securities convertible into common or preferred stocks and real estate investment trusts ("REITS")). The Fund may also invest up to 25% of its assets in publicly traded master limited partnerships ("MLPs"). The Fund may invest in fixed-income securities (including exchange-traded notes, structured notes, corporate debt, foreign and U.S. government and agency fixed-income securities, bank loans, adjustable floating rate loans and other floating rate debt instruments issued by U.S. and non-U.S.
corporations and other business entities and convertible debt securities). The Fund may invest in below investment grade fixed-income securities
(commonly known as "junk bonds"). Below
investment grade fixed-income securities are rated below investment grade quality (i.e., none of the three major ratings agencies (Moody's Investors
Service, Inc. ("Moody's"), Fitch Investors Services,
Inc. ("Fitch") or Standard and Poor's Ratings Group
("S&P")), have rated the securities in one of its top four rating categories) or, if unrated, are determined by Loomis Sayles & Company, L.P. ("Loomis
Sayles" or the "Subadviser") to be of comparable quality. There is no minimum rating for the fixed-income securities in which the Fund may invest.
The Fund may invest in securities of any maturity or market capitalization. The Fund may invest in foreign securities including those in emerging markets.

The Fund may shift its assets among various types of income-producing securities based upon the Subadviser's evaluation of changing market conditions, yield expectations and security-specific opportunities. Changes to the Fund's asset allocations are based on several criteria, including global market cycles, global economic regimes and the relative attractiveness of particular asset categories. Under normal market conditions, the Fund will typically invest between 20% and 80% of its assets in fixed-income securities and between 30% and 70% in equity securities. However, the Fund is not required to allocate its investments among asset classes in any fixed proportion and may invest up to 100% of its assets in either equity securities or fixed-income securities. A sudden change in market conditions could cause the Subadviser to substantially change the allocation of the Fund's assets over a relatively short period of time.

In selecting individual investments for the Fund, the Subadviser considers factors including, but not limited to, economic and business cycles as well as top-down sector valuations and fundamental, bottom-up security valuations. In deciding which equity securities to buy and sell, the Subadviser seeks to identify securities that it believes are, among other things, attractively valued based on the Subadviser's estimate of what a security is actually worth, with additional consideration given to income-producing securities.

In deciding which fixed-income securities to buy and sell, the Subadviser may consider a number of factors including, but not limited to, diverging business cycles among countries and regions, the stability and volatility of a country's bond markets, the financial strength of the issuer, current interest rates, the Subadviser's expectations regarding general trends in interest rates and currency considerations. The Subadviser will also consider how purchasing or selling a security would impact the overall portfolio's risk profile (for example, its sensitivity to currency risk, interest rate risk and sector-specific risk) and potential return (income and capital gains).

When constructing the Fund's portfolio the Subadviser will use risk management tools in an effort to manage risk on an ongoing basis. These tools include the use of models that evaluate risk correlation to various market factors or asset classes, scenario analysis to measure the impact of certain market events and measuring the volatility of certain sectors and securities to understand the level of risk being contributed by these sectors and securities. The portfolio management team expects to actively evaluate each investment idea and to decide to buy or sell an investment based upon: (i) its return potential; (ii) its level of risk; and (iii) its fit within the team's overall macro strategy, with the goal of continually optimizing the Fund's portfolio.

The Fund may also:
*	Invest in mortgage-related and asset-backed
securities
*	Invest in securities offered in initial public
offerings ("IPOs") and securities issued
pursuant to Rule 144A under the Securities Act
of 1933 ("Rule 144A securities"). Rule 144A
securities are privately offered securities and
can be resold only to certain qualified
institutional buyers.
*	Engage in over-the-counter ("OTC") options,
swap contracts (including credit default swaps)
and currency transactions as well as futures
transactions and other derivatives for hedging
and investment purposes. The Fund may take
both long and short positions in derivatives.
*	Engage in active and frequent trading of
securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund's returns, and realization of short-term capital gains, distributions of which are taxable to shareholders who are individuals as ordinary income. Trading costs and tax effects associated with frequent trading may adversely affect the Fund's performance.

Exhibit 77Q1(b)